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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                             SECURITIES ACT OF 1934

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                        AMATI COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                        AMATI COMMUNICATIONS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.20 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  023115 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                         MR. JAMES E. STEENBERGEN, CEO
                        AMATI COMMUNICATIONS CORPORATION
                              2043 SAMARITAN DRIVE
                           SAN JOSE, CALIFORNIA 95124
                                 (408) 879-2000
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                 ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                WITH A COPY TO:

                             RICHARD A. PEERS, ESQ.
                        HELLER EHRMAN WHITE & MCAULIFFE
                             525 UNIVERSITY AVENUE
                        PALO ALTO, CALIFORNIA 94301-1900
                                 (650) 324-7000

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                            EXPLANATORY INTRODUCTION

     Set forth herein is certain disclosure supplemental to that provided in the
Schedule 14D-9 ("Schedule 14D-9") of Amati Communication Corporation ("Amati" or the "Company") relating to a tender offer (the "Offer") by DSL Acquisition Corporation (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Texas Instruments Incorporated ("TI"), a Delaware corporation. The Offer, disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 25, 1997 (the "Schedule 14D-1"), is for all outstanding shares of Common Stock, par value $0.20 per share, of the Company ("Amati Common Stock") at $20.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 19, 1997 among the Company, TI and Purchaser (the "Merger Agreement"). The Merger Agreement also provides that, subject to the terms and conditions thereof, following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of TI.

     As disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended August 2, 1997, the Company and its directors, among others, were named as defendants in three actions filed in the Delaware Court of Chancery, New Castle County, captioned: Chopp v. Gibbons, et al., C.A. No. 15971; Mendel
v. Gibbons, et al., C.A. No. 15973; and Kinney v. Gibbons, et al., C.A. No. 15977. This supplemental disclosure is being made available pursuant to a Memorandum of Understanding dated December 12, 1997, providing for a proposed settlement of these actions. In providing this supplemental disclosure to its stockholders, Amati does not intend to imply that such disclosure is required by the rules and regulations of the Securities and Exchange Commission or is otherwise required by applicable law; such disclosure is being made solely to settle these actions.

     THE INFORMATION SET FORTH IN THIS AMENDMENT NO. 2 TO SCHEDULE 14D-9 INCLUDES ALL OF THE INFORMATION IN AMENDMENT NO. 1. CONSEQUENTLY, ONLY AMENDMENT NO. 2 IS BEING SENT TO THE COMPANY'S STOCKHOLDERS.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (C) OPINION OF AMATI'S FINANCIAL ADVISOR

     On June 9, 1997, Amati retained Deutsche Morgan Grenfell Inc. ("DMG") to act as its financial advisor in connection with a potential transaction and other alternatives available to the Company. DMG was selected by Amati's Board of Directors to act as Amati's financial advisor based on DMG's qualifications, expertise and reputation.

     At the meeting of Amati's Board of Directors on November 18, 1997, DMG rendered its oral opinion, subsequently confirmed in writing on November 19, 1997 (the "DMG Opinion"), that, as of such date, based upon and subject to the various considerations set forth in the DMG Opinion, the cash consideration to be received by the holders of Amati Common Stock (other than TI and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders. DMG has consented to the inclusion of the DMG Opinion as an exhibit to the Schedule 14D-9.

     THE FULL TEXT OF THE DMG OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY DMG IN RENDERING THE DMG OPINION, IS ATTACHED AS EXHIBIT (A)(2) TO THE SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. AMATI STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE DMG OPINION CAREFULLY AND IN ITS ENTIRETY. THE DMG OPINION ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF AMATI COMMON STOCK (OTHER THAN TI AND ITS AFFILIATES) AS OF THE DATE OF THE DMG OPINION OF THE CASH CONSIDERATION TO BE RECEIVED BY SUCH HOLDERS IN THE OFFER AND THE MERGER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO THE STOCKHOLDERS OF AMATI AS TO WHETHER OR NOT TO

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TENDER SHARES OF AMATI COMMON STOCK PURSUANT TO THE OFFER OR AS TO HOW SUCH
HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE DMG OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE DMG OPINION.

     In rendering the DMG Opinion, DMG, among other things: (i) analyzed certain publicly available financial statements and other information of Amati and TI, respectively; (ii) analyzed certain internal financial statements and other financial and operating data concerning Amati prepared by the management of Amati; (iii) analyzed certain financial projections relating to Amati prepared by the management of Amati; (iv) discussed the past and current operations and financial condition and the prospects of Amati with senior executives of Amati;
(v) reviewed the reported prices and trading activity for the Amati Common Stock; (vi) compared the financial performance of Amati and the prices and trading activity of the Amati Common Stock with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (viii) participated in discussions and negotiations among representatives of Amati and TI and their respective financial and legal advisors; (ix) reviewed the Merger Agreement and certain related agreements; and
(x) performed such other analyses and considered such other factors as DMG deemed appropriate.

     In rendering the DMG Opinion, DMG assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the DMG Opinion. DMG assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Amati. DMG has not made any independent valuation or appraisal of the assets, liabilities or technology of Amati nor has DMG been furnished with any such appraisals. DMG has assumed that the Offer and the Merger will each be consummated in accordance with the terms set forth in the Merger Agreement. The DMG opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to DMG as of, the date of the DMG Opinion.

     The following is a summary of the analysis performed by DMG in preparation of the DMG Opinion.

     Comparative Stock Price Performance: As part of its analysis, DMG reviewed the recent stock price performance of Amati and compared such performance with that of other companies involved in the data networking and telecommunications equipment industries. DMG observed that during the period from January 1, 1997, to November 17, 1997, the market price of the Amati Common Stock increased 24.8%, compared with increases of 7.4% for Aware Inc. ("Aware"), 89.7% for Orckit Communications Ltd. ("Orckit") and 25.0% for the NASDAQ composite and decreases of 16.4% for Westell Technologies, Inc. ("Westell") and 19.7% for Pairgain Technologies, Inc. ("Pairgain"). DMG noted that over such period, the Amati Common Stock had underperformed relative to the common stock of Orckit, performed comparably to the NASDAQ composite and outperformed Pairgain, Westell and Aware. DMG also observed that during the period from October 1, 1997 (the date of the announcement of the proposed transaction between Westell and Amati), to November 17, 1997, the market price of Amati Common Stock decreased by 14.4%, compared with decreases of 17.5% for Westell, 22.0% for Aware, 14.1% for Pairgain, 0.7% for Orckit and 4.5% for the NASDAQ composite. DMG noted that over such period the Amati Common Stock had underperformed relative to the common stock of Orckit and the NASDAQ composite, performed comparably to the common stock of Pairgain and outperformed relative to the common stock of Westell and Aware.

     Peer Group Comparison: DMG compared certain information relating to Amati with a group of companies involved in the digital subscriber line industry including Westell, Orckit and Aware; the data networking industry including Cisco Systems, Inc., 3Com Corporation, Newbridge Networks Corporation, Ascend Communications, Inc., Bay Networks, Inc., Cabletron Systems, Inc., Fore Systems, Inc., Xylan Corporation and Madge Networks, N.V. (together, the "Data Networking Companies"); the telecom switching industry including Lucent Technologies Inc., Ericsson LM, Siemens AG, Northern Telecom Ltd., Alcatel Alsthom SA, and Nokia Corporation (together, the "Telecom Switching Companies"); and the telecom equipment industry including Tellabs, Inc., ADC Telecommunications, Ciena Corporation, DSC Communications Corporation, Advanced Fibre Communications, Inc., Pairgain and Adtran, Inc. (together,

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the "Telecom Equipment Companies"). Such information included, among other things, market valuation, stock price as a multiple of earnings per share and aggregate market capitalization as a multiple of revenues. The multiples are based on a compilation of publicly available information and consensus forecasts by securities research analysts. In particular, such comparison showed that as of November 17, 1997, Amati traded at 25.1 times last twelve months' ("LTM") revenue and 20.2 projected calendar year 1998 revenue. Westell traded at 11.3 times LTM revenue and 7.3 times projected calendar year 1998 revenue; Orckit traded at 10.9 times LTM revenue and 8.1 times projected calendar year 1998 revenue; Aware traded at 25.4 times LTM revenue and 20.4 times projected calendar year 1998 revenue; the Data Networking Companies traded at a median of
3.7 times LTM revenue, 2.5 times projected calendar year 1998 revenue and 41.5 times projected calendar year 1998 earnings; the Telecom Switching Companies traded at a median of 1.3 times LTM revenue, 1.3 times projected calendar year 1998 revenue and 30.6 times projected calendar year 1998 earnings; and the Telecom Equipment Companies traded at a median of 5.8 times LTM revenue, 4.6 times projected calendar year 1998 revenue and 38.3 times projected calendar year 1998 earnings. DMG noted that as a multiple of both LTM and projected calendar year 1998 revenue, Amati traded at a premium to Westell, Orckit, the Data Networking Companies, the Telecom Switching Companies and the Telecom Equipment Companies and traded comparably to Aware.

     Selected Precedent Transactions: DMG reviewed 90 acquisition transactions involving companies in the data networking industry. DMG observed for the 55 of such transactions for which such information was publicly available the median of the range of multiples of aggregate value to LTM revenue and operating income was 4.0 times and 27.9 times, respectively, and the median price to earnings multiple was 28.3 times estimated next twelve months' earnings. DMG also observed that for this group of transactions, the median of the share price paid in such acquisitions expressed as a premium over the trading price of the stock of the acquired companies on the day prior to announcement was 28.2%. DMG compared these multiples to the multiples of the aggregate Offer value to LTM revenue of 33.9 times and to Amati's estimated next twelve months' revenue of
11.2 times. DMG also compared the median premium paid in these transactions to the premium implied by the Offer to the price of the Amati Common Stock on November 18, 1997 of 31.7%.

     Terminal Value Analysis: DMG performed an analysis of the present value per share of the implied future trading prices of the Amati Common Stock for Amati on a stand alone basis. Such analysis was based on a range of revenue and earnings estimates for Amati for the fiscal year ending July 31, 1999 using management and publicly available securities analyst estimates and for the fiscal year ending July 31, 2000 based on assumed growth rates of 0%, 25% and 30%. The analysis was also based on an illustrative range of one-year forward revenue multiples of 2, 3, 4 and 5 times and one-year forward price-earnings multiples of 30, 35, 40, 45 and 50 times. Equivalent share prices were then computed for Amati one year and two years from the date of the analysis which were then discounted back to the present at illustrative discount rates of 20% and 30%. Based on the information described above, this analysis resulted in a present value per share to holders of Amati Common Stock ranging from $3.51 to $13.20, based on the fiscal year ending July 31, 1999 earnings estimates and $4.50 to $16.50, based on the fiscal year ending July 31, 2000 earnings estimates, and $4.84 to $21.41, based on the fiscal year ending July 31, 1999 revenue estimates and $6.14 to $26.71, based on the fiscal year ending July 31, 2000 revenue estimates.

     In connection with the preparation of the DMG Opinion, DMG performed a variety of financial and comparative analyses. While the foregoing summary describes all material analyses performed by DMG, it does not purport to be a complete description of the analyses performed by DMG in arriving at the DMG Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. DMG believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the DMG Opinion. In performing its analyses, DMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Amati. Any estimates contained therein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, the analyses performed by DMG are not necessarily indicative of actual values or actual future results, which may be significantly more or less

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favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of DMG's analysis of whether the cash consideration to be received by the holders of Amati Common Stock (other than TI and its affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such holders and were provided to the Board of Directors of Amati in connection with the delivery of the DMG Opinion.

     DMG is an internationally recognized investment banking and advisory firm. DMG, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, DMG may actively trade the securities and loans of Amati and TI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities and loans.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1997                  AMATI COMMUNICATIONS CORPORATION

                                          By: /s/ JAMES E. STEENBERGEN
                                            ------------------------------------
                                            Name: James E. Steenbergen
                                            Title: President, Chief Executive
                                                   Officer and Chief Financial
                                                   Officer

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